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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-22190
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                           NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR

                      For Period Ended: December 31, 2004

                      [ ]      Transition Report on Form 10-K
                      [ ]      Transition Report on Form 20-F
                      [ ]      Transition Report on Form 11-K
                      [ ]      Transition Report on Form 10-Q
                      [ ]      Transition Report on Form N-SAR
                      For the Transition Period Ended:  _____________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                    PART I
                             REGISTRANT INFORMATION


Full name of registrant: Verso Technologies, Inc.
                         -------------------------------------------------------

Former name if applicable:
                            ----------------------------------------------------

Address of principal executive office
(Street and number):  400 Galleria Parkway, Suite 300
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City, state and zip code:  Atlanta, Georgia 30339
                           -----------------------------------------------------


                                     PART II
                             RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


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[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE


State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed with the prescribed time period.

         The Registrant could not prepare and file, by the filing deadline, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2004 due to the time and attention required of the Registrant's management in completing the accounting relating to the Registrant's recent dispositions of its MCK and NACT businesses. Therefore, the Registrant seeks relief pursuant to Rule 12b-25(b).


                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

    Juliet M. Reising                678                          589-3500
    -----------------             ----------                 ------------------
           (Name)                 (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [X] Yes [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    For the year ended December 31, 2003, the Registrant reported a loss of $18.3 million from continuing operations. During the year ended December 31, 2004, the Registrant determined to dispose of certain operations and, accordingly, reclassified those operations to discontinued operations for 2003

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and 2004. While the reclassification will not change the Registrant's total loss of $18.3 million for 2003, the reclassification will cause the total loss to be comprised of a $4.2 million loss from continuing operations and a $14.1 million loss from discontinued operations. For the year ended December 31, 2004, the Registrant will report a loss from continuing operations of $18.8 million and a loss from discontinued operations of $20.0 million for a total loss of $38.8 million.

    Verso Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: March 17, 2005


                                         By: /s/ Juliet M. Reising
                                             -----------------------------------
                                             Juliet M. Reising
                                             Executive Vice President and
                                             Chief Financial Officer


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